Filed by Chesapeake Utilities Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Florida Public Utilities Company
Commission File No.: 001-10608
Date: April 20, 2009

Chesapeake Utilities Corporation & Florida Public Utilities Agreement to Merge
•	All Stock Transaction; Each Common Share of Florida Public Utilities to be Converted into .405 Shares of Chesapeake Utilities Corporation

•	Combined Energy Company of Approximately $595 Million in Total Assets and Serve Approximately 200,000 Customers

•	Management Expects Transaction to be Earnings Neutral or Slightly Accretive in 2010 and Meaningfully Accretive in 2011
Total Assets
at December 31, 2008
(in millions)
Strategic Rationale
Chesapeake Utilities Corporation
•	Expanded Scale and Scope — Increased Utility Foundation
•	Adds electric to our energy portfolio

•	Increased platform to grow the business

•	Increased human resources in all functions

•	Spread corporate overhead out over a larger base
•	Combined Florida business is approximately 6x the size of Chesapeake’s current Florida business (based upon customers served)

•	EPS meaningfully accretive in 2011 based upon Chesapeake’s internal earnings expectations

•	Increased financial strength
Florida Public Utilities
•	Immediate, significant increase in value to FPU’s shareholders

•	Geographic and regulatory diversity

•	Combines two companies that have similar values

•	Larger corporate infrastructure to support business needs

•	Increased financial strength

•	Increased access to capital
About Us
Chesapeake Utilities Corporation
•	Incorporated: 1947

•	Employees: 448

•	2008 Revenue: $291.4 million

•	Ticker Symbol: NYSE: CPK

•	Business: Natural gas distribution, transmission and marketing; propane distribution and wholesale marketing; advanced information services and other related businesses

•	Distribution Service Area: Delaware, Maryland, Virginia, Pennsylvania and Florida

•	Distribution Customers: Approximately 100,000

•	Headquarters: Dover, Delaware
Florida Public Utilities
•	Founded: 1924

•	Employees: 348

•	2008 Revenues: $168.5 million

•	Ticker Symbol: NYSE Amex: FPU

•	Business: Natural gas distribution; propane distribution; electricity distribution and service-related products

•	Distribution Service Area: Florida

•	Distribution Customers: Approximately 96,000

•	Headquarters: West Palm Beach, Florida
Customer Profiles
Florida Customers
(as of December 31, 2008)
Delmarva and Florida Customers
(as of December 31, 2008)
Total Customers
(as of December 31, 2008)

Financial Information
Net Income History
(for the Three Years Ended December 31, 2008)
2008 EBIT by Business Unit
at December 31, 2008
(in millions)
Net Plant by Business Unit
at December 31, 2008
(in millions)
Capital Structure
(at December 31, 2008)
Florida Energy Service Areas
Governance Matters
Headquarters
•	Headquarters of Chesapeake remains in Dover

•	Combined Florida utilities will be renamed Florida Public Utilities; Florida administrative groups to be combined upon regulatory approvals
Board Composition
•	Two FPU Board members will join the Chesapeake Board of Directors
Oversight
•	Chesapeake management team will be unchanged

•	John Schimkaitis will become Chairman and CEO of FPU

•	Jack English will be retained as a consultant for up to twenty-four months following the merger, and will assist in the integration effort.
Investor Relations Contacts
Chesapeake Utilities Corporation
909 Silver Lake Boulevard
Dover, DE 19904
302.734.6799
www.chpk.com
John Schimkaitis, President and Chief Executive Officer
302.734.6757; jschimkaitis@chpk.com
Michael P. McMasters, Executive Vice President and
Chief Operating Officer
302.734.6798; mmcmasters@chpk.com
Beth W. Cooper, Senior Vice President, Chief Financial Officer,
Treasurer and Corporate Secretary
302.734.6022; bcooper@chpk.com
Florida Public Utilities
401 South Dixie Highway
West Palm Beach, Florida 33401
561.832.0872
www.fpuc.com
Jack English, Chairman, President and CEO
561.838.1762; jenglish@fpuc.com
George Bachman, Chief Financial Officer, Treasurer and Secretary
561.838.1731; gbachman@fpuc.com

IMPORTANT INFORMATION:
Additional Information and Where to Find It
In connection with the proposed merger, Chesapeake will file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC’s Web site. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s Web site at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ Web site at www.fpuc.com/about_us/invest.asp.
Participants in the Solicitation
Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described previously.